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                            SIERRA PACIFIC RESOURCES
                                 P.O. Box 30150
                                 6100 Neil Road
                             Reno, Nevada 89520-0400


                                             May 26, 2005


BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Anita Karu

Re:   Sierra Pacific Resources
      Registration Statement No. 333-123835

Ladies and Gentlemen:

      The undersigned registrant hereby submits this supplemental request to the registrant's initial request filed on May 24, 2005, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective as of 10:00 a.m., eastern time, on May 26, 2005 or as soon thereafter as practicable.

      In connection with the above-referenced Registration Statement, the undersigned registrant hereby acknowledges that:

      - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      - the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

      In addition, the undersigned registrant further acknowledges that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in connection with the filing.


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                                       Sincerely,

                                       SIERRA PACIFIC RESOURCES


                                       By: /s/ John E. Brown
                                           -----------------
                                            John E. Brown
                                            Controller